EXHIBIT 11


                           FDN, INC. AND SUBSIDIARIES
                 COMPUTATIONS OF PER SHARE EARNINGS (unaudited)

                                              Quarter           Quarter           9 months         9 months
Periods ended September 30                      2000              1999              2000             1999
                                            -------------     -----------       -------------    ------------
Net Loss                                    $ ( 5,366,813)    $  (768,880)      $ (10,407,160)   $ (2,050,080)
Weighted average shares outstanding            46,934,436      39,261,735          45,215,698      38,023,064
Basic loss per share                        $   (0.11)        $  (0.02)         $  (0.23)        $  (0.05)

Loss per common share is computed based on net loss divided by the weighted average number of shares outstanding during the respective periods presented. Diluted loss per share is not presented since stock options are anti-dilutive.